SOUTH TEXAS OIL COMPANY SIGNS LETTER OF INTENT TO ACQUIRE ADDITIONAL ACREAGE

Austin, Texas - November 2, 2006 - South Texas Oil Company (OTCBB: STXX) an independent oil company active in the acquisition, development and operation of oil and gas properties with proven reserves, today reported it has signed a Letter of Intent for the purchase of at least 50% and up to 75% working interest in approximately 20,000 acres in the DJ basin in Northeast Colorado.

South Texas Oil's President, Murray Conradie stated, "We intend to purchase at least 50% and up to a 75% working interest (WI) and 60% royalty interest (RI) in the 20,000 acres being offered at a cost of approximately $15 million for a 75% WI. The purchase will be undertaken by issuing approximately 4,8 million shares of South Texas Oil restricted common stock."

Significant points of interest for the field are as follows:

 - Drilling and recovery in the area commenced in the mid 1950's and virtually all activity in the area ceased in the mid 1980's.

 - A report prepared by an independent petroleum engineer based on a field of 3,800 acres within the 20,000 acres shows estimates of approximately 20 million barrels of oil, 9 billion standard cubic feet of solution gas and
    8.3 billion standard cubic feet of free gas in the gas cap with only 30% of these known reserves recovered.

 - With today's technology versus that of 20 to 50 years ago, i.e. frac techniques, drilling techniques, etc., the prospects for significant recovery of these reserves or new primary production and completion using these techniques is excellent.

 - A test well was recently drilled and completed with results of 500 mcf per day of gas production.

 - Three additional wells are scheduled to be drilled and completed in the next 90 days.

 -  The entire 20,000 acre field offers the potential of over 500 wells.

South Texas Oil's President, Murray Conradie continued, "We are very pleased to have the opportunity to acquire this acreage as the area offers multiple pay zones for both oil and gas, with some wells being capable of producing both oil and gas. The area additionally offers excellent secondary recovery opportunities using modern recovery techniques. Furthermore, a significant amount of the infrastructure which includes gathering pipelines already run throughout the area which translates to significant cost savings in the recovery of the reserves."

"This is a very favorable time for the oil industry and we are confident that we are establishing the company for long term continued growth by adding gas recovery operations and significant reserves of both oil and gas. The closing of this acquisition is subject to an independent geological evaluation being conducted and a fairness opinion issued." concluded Mr. Conradie.

ABOUT SOUTH TEXAS OIL COMPANY
South Texas Oil Company was formed for the purpose of the development and operation of oil properties with proven reserves. South Texas Oil currently has 5,244 acres of oil properties made up of 3,605 acres in Frio County, Texas and 1,639 in Atascosa County, Texas.

For further information: www.southtexasoil.com

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks is contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

South Texas Oil Company
Murray Conradie Pres/CEO (210) 568-9760
murray.conradie@southtexasoil.com